BAYTEX PROVIDES ANNUAL GENERAL MEETING UPDATE

CALGARY, ALBERTA (April 27, 2020) - Baytex Energy Corp. ("Baytex")(TSX, NYSE: BTE) will hold its 2020 annual general meeting (the "Meeting") on Thursday, May 7, 2020 at 3:00pm (MDT). The Meeting has been moved from its original location and will now be held at Baytex’s Calgary office located at 2800, 520 - 3rd Ave SW.

Due to restrictions on gatherings implemented by the Government of Alberta in response to the COVID-19 (Coronavirus) outbreak, guidelines issued with respect to social distancing and out of concern for the wellbeing of all participants, we strongly recommend that shareholders not attend the meeting in-person. Shareholders can listen to the Meeting via live webcast at http://services.choruscall.ca/links/baytex20200507.html. An archived recording of the webcast will be available on the Baytex website at www.baytexenergy.com following the Meeting for those unable to listen live. Baytex does not plan to have a presentation at the conclusion of the meeting.

We are pleased to announce that the two leading independent proxy advisory firms that provide voting recommendations to institutional investors, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), have each recommended shareholders vote FOR in respect of all resolutions to be put forth at the Meeting.

Shareholders can vote in advance of the meeting by mail, telephone or internet in the manner set out in the meeting materials that have been sent to shareholders, copies of which can be accessed on our website at http://www.baytexenergy.com/investor/agm. Shareholders may submit questions ahead of the meeting by email to investor@baytexenergy.com.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The Board of Directors recommend that Shareholders vote FOR the proposed resolutions.

Submit your vote well in advance of the proxy deposit deadline of
3:00 p.m. (MDT) on Tuesday, May 5, 2020.

Shareholders who have questions or have not received their proxy or voting instruction form may contact Baytex’s Proxy Solicitation Agent:

Laurel Hill Advisory Group
Toll free: 1-877-452-7184 or 416-304-0211 (Outside North America)
Email: assistance@laurelhill.com

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 83% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com